UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

  (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN, SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN, TWIN OAKS SAVINGS PLAN, AND MESQUITE POWER, LLC SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS
Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Sempra Energy Trading Retirement Savings Plan
Twin Oaks Savings Plan
Mesquite Power, LLC Savings Plan

SIGNATURES

Sempra Energy Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:   Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 2007

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

CASH AND CASH EQUIVALENTS	$19	$37

INVESTMENT—Investment in Sempra Energy Savings Master Trust	167,589	148,657

RECEIVABLES:
Dividends	293	338
Employer contributions	940	807

Total receivables	1,233	1,145

NET ASSETS AVAILABLE FOR BENEFITS	$168,841	$149,839

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

ADDITIONS:
Net investment income—Plan interest in Sempra Energy Savings Master Trust investment income	$23,892	$17,703

Contributions:
Employer	3,752	3,327
Participating employees	11,716	9,875

Total contributions	15,468	13,202

Transfers from plans of related entities	5,552	655

Total additions	44,912	31,560

DEDUCTIONS:
Distributions to participants or their beneficiaries	14,096	9,851
Transfers to plans of related entities	16,189	1,586
Administrative expenses	24	25

Total deductions	30,309	11,462

NET INCREASE IN NET ASSETS BEFORE PLAN MERGERS	14,603	20,098

MERGER OF TWIN OAKS SAVINGS PLAN	2,546	—
MERGER OF EL DORADO ENERGY, LLC SAVINGS PLAN	1,853	—

NET INCREASE IN NET ASSETS	19,002	20,098

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	149,839	129,741

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$168,841	$149,839

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Effective January 1, 2006, the Plan was amended to allow all participants to elect to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock.

Effective January 1, 2006, the net assets of employees that are participants in the Plan or a plan of a related entity and are transferred between the Company and a related entity will be transferred to the plan sponsored by the entity to which they are moved.

During the year, participants with an account balance in two or more plans of the Company and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Plan Mergers—In July 2005, the Company purchased the remaining 50% ownership interest in El Dorado Energy, LLC (“El Dorado”).  As a result of this purchase, effective January 1, 2006, the El Dorado Energy, LLC Savings Plan (“El Dorado Plan”) was merged into the Plan to provide employees of El Dorado and its subsidiaries with retirement benefits.  On that same date, the participant balances in the El Dorado Plan were transferred to the Plan. As a result, the Plan has included $1,852,799 as an increase in net assets from the merged plan on the statement of changes in net assets available for benefits for the year ended December 31, 2006.

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In April 2006, the Company sold Twin Oaks Power, LP, a wholly owned subsidiary, to PNM Resources, Inc., and the Twin Oaks Savings Plan (“Twin Oaks Plan”) was merged into the Plan. On November 30, 2006, any remaining participant balances not distributed or rolled over to another qualified retirement plan as of that date, were merged into the Plan from the Twin Oaks Plan. As a result, the Plan has included $2,545,566 as an increase in net assets from the merged plan on the statement of changes in net assets available for benefits for the year ended December 31, 2006.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $15,000 and $14,000, in 2006 and 2005, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 and $4,000 on a pre-tax basis in 2006 and 2005, respectively (remaining at $5,000 in 2007, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not elect to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan for all plan participants except for those employed by El Dorado. The matching contributions are equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. For the participants employed by El Dorado, that company makes matching contributions to the Plan, equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2006 and 2005 were $2,642,162 and $2,509,357, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution for all participants except those employed by El Dorado, as determined by the Board of Directors of Sempra Energy. For participants of the Plan employed by El Dorado, each year, that company will make an additional incentive contribution of not less than 3% and not more than 6% of eligible pay. For 2006, El Dorado contributed 6%.  Incentive contributions were made on March 19, 2007 and March 16, 2006 to all employees employed on December 31, 2006 and 2005, respectively.  The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2006 and 2005 were $940,366 and $807,161, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

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Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that, the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Employee Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $24,413 and $25,263 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held, through the Master Trust, 996,323 and 1,168,577 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $43,834,316 and $43,350,649, and recorded dividend income of $1,247,501 and $1,424,447, respectively, during the years then ended.

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2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements—Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $233,798 and $0 at December 31, 2006 and 2005, respectively.

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3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2006 and 2005, interest rates on loans ranged from 5.00% to 10.50%, in both years, and, as of December 31, 2006, had maturity dates through April 2021. The balance of the Plan’s participant loans of $1,854,530 and $2,129,156 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2006 and 2005, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 8% and 9%, respectively.

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The net assets available for benefits of the Master Trust at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2006 and 2005:

	2006		2005

Sempra Energy common stock	$55,834		$52,399
T. Rowe Price Equity Index Trust	27,372		25,245
T. Rowe Price Small-Cap Stock Fund	18,459		16,203
T. Rowe Price Personal Strategy Balanced Fund	15,936		13,603
Fidelity Select International Fund	11,345		7,908
T. Rowe Price Stable Value Fund	6,677	*	7,502

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2006, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

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6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. In 2005, the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Nonparticipant directed assets—Sempra Energy common stock in the Master Trust	$37,581	$34,014

Changes in assets:
Contributions	$2,642	$2,509
Net appreciation and dividend income	7,338	7,657
Distributions to participants or their beneficiaries	(2,546)	(1,815)
Transfers to participant directed investments	(2,561)	(12,488)
Transfers to plans of related entities	(1,306)	(108)

Total changes in assets	$3,567	$(4,245)

7.                      SUBSEQUENT EVENTS

Effective January 1, 2007, the following T. Rowe Price funds were added to the Plan fund investment options: Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund, Retirement 2045 Fund, Retirement 2050 Fund, Retirement 2055 Fund and Retirement Income Fund. These will be classified as the Retirement Funds.

Also effective January 1, 2007, the automatic deferral investment vehicle was changed from the T. Rowe Price Personal Strategy Balanced Fund to the Retirement Funds at T. Rowe Price with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May.  Employees hired after January 1, 2007 have the option to “opt-out” and employees hired prior to that date have the option to “opt-in”.

Effective February 7, 2007, Fidelity Select International Fund changed its name to Pyramis Select International Equity Commingled Pool Fund.

Effective April 2, 2007, T. Rowe Price Equity Index Trust Fund was replaced by Vanguard Institutional Index Fund.

******

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SUPPLEMENTAL SCHEDULE

11

SEMPRA ENERGY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5.00% to 10.50%; maturities from January 2007 through April 2021	**	$1,854,530

*        Party-in-interest to the Plan

**     Cost not required to be presented for participant directed investments

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San Diego Gas & Electric Company Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
San Diego Gas and Electric Company Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 2007

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

CASH AND CASH EQUIVALENTS	$8	$60

INVESTMENT—Investment in Sempra Energy Savings Master Trust	810,802	648,418

RECEIVABLES:
Dividends	1,853	1,770
Employer contributions	2,950	2,717

Total receivables	4,803	4,487

NET ASSETS AVAILABLE FOR BENEFITS	$815,613	$652,965

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

ADDITIONS:
Net investment income—Plan interest in Sempra Energy Savings Master Trust investment income	$138,881	$86,601

Contributions:
Employer	11,265	10,753
Participating employees	36,712	34,143

Total contributions	47,977	44,896

Transfers from plans of related entities	20,236	1,059

Total additions	207,094	132,556

DEDUCTIONS:
Distributions to participants or their beneficiaries	37,926	32,215
Transfers to plans of related entities	6,374	536
Administrative expenses	146	139

Total deductions	44,446	32,890

NET INCREASE	162,648	99,666

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	652,965	553,299

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$815,613	$652,965

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Effective January 1, 2006, the net assets of employees that are participants in the Plan or a plan of a related entity and are transferred between the Company and a related entity will be transferred to the plan sponsored by the entity to which they are moved.

During the year, participants with an account balance in two or more plans of the Company and Sempra Energy or its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $15,000 and $14,000 in 2006 and 2005, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch up provision provides these participants the opportunity to contribute an additional $5,000 and $4,000 on a pre-tax basis in 2006 and 2005, respectively (remaining at $5,000 in 2007 with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not elect to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

4

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2006 and 2005 were $8,315,592 and $8,005,631, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2006 and 2005. The incentive contributions were made on March 19, 2007 and March 16, 2006, to all employees employed on December 31, 2006 and 2005, respectively. For 2006 and 2005, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2006 and 2005, were $2,949,690 and $2,717,419, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that, the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits—Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or

5

Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $145,847 and $139,037 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held, through the Master Trust, 6,880,755 and 6,895,496 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $306,393,884 and $255,828,844 and recorded dividend income of $7,425,768 and $7,358,903, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Adoption of New Accounting Pronouncements—Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

6

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,376,692 and $10,959 at December 31, 2006 and 2005, respectively.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2006 and 2005, interest rates on loans ranged from 5.00% to 10.5%, in both years, and, as of December 31, 2006, had maturity dates through December 2021. The balance of the Plan’s participant loans of $12,892,016 and $11,131,584 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2006 and 2005, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and

7

administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 39% and 38%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2006 and 2005, are summarized as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2006 and 2005:

	2006	2005

Sempra Energy common stock	$385,598	$309,194
T. Rowe Price Equity Index Trust	112,235	94,968
T. Rowe Price Small-Cap Stock Fund	72,668	64,494
T. Rowe Personal Strategy Balanced	41,882	29,060	*
Fidelity Select International fund	44,446	28,985	*

* These investments do not represent 5% or more of the Plan’s assets at December 31, 2005, but are shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values

8

of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. In 2005, the Plan was amended so that the investment of the discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Nonparticipant directed assets:
Sempra Energy common stock in the Master Trust	$198,378	$159,125

Changes in assets:
Contributions	$8,316	$8,006
Net appreciation and dividend income	45,553	34,787
Distributions to participants or their beneficiaries	(8,028)	(8,129)
Transfers to participant directed investments	(8,620)	(37,699)
Transfers from plans of related entities	2,032	22

Total changes in assets	$39,253	$(3,013)

7.                      Subsequent events

Effective January 1, 2007, the following T. Rowe Price funds were added to the Plan investment fund options: Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund, Retirement 2045 Fund, Retirement 2050 Fund, Retirement 2055 Fund, and Retirement Income Fund.  These will be classified as the Retirement Funds.

Also effective January 1, 2007, the automatic deferral investment vehicle was changed from the T. Rowe Price Personal Strategy Balanced Fund to the Retirement Funds at T. Rowe Price with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May.  Employees hired after January 1, 2007 will have the option to “opt-out” and employees hired prior to that date will have the option to “opt-in”.

Also effective February 1, 2007, the Tradelink option was replaced by Tradelink Plus.

Effective February 7, 2007, Fidelity Select International Fund changed its name to Pyramis Select International Equity Commingled Pool Fund.

Effective April 2, 2007, T. Rowe Price Equity Index Trust Fund was replaced by Vanguard Institutional Index Fund.

* * * * * *

9

SUPPLEMENTAL SCHEDULE

10

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5.00%–10.50%; maturities from January 2007 through December 2021	**	$12,892,016

*                    Party-in-interest to the Plan

**             Cost not required to be presented for participant directed investments

11

Southern California Gas Company Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Southern California Gas Company Retirement Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 20077

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

CASH AND CASH EQUIVALENTS	$318	$236

INVESTMENT—Investment in Sempra Energy Savings Master Trust	1,026,439	870,983

RECEIVABLES:
Dividends	2,380	2,479
Employer contributions	1,231	1,130

Total receivables	3,611	3,609

NET ASSETS AVAILABLE FOR BENEFITS	$1,030,368	$874,828

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

ADDITIONS:
Net investment income—Plan interest in Sempra Energy Savings Master Trust investment income	$173,477	$125,000

Contributions:
Employer	11,423	10,743
Participating employees	38,115	35,209

Total contributions	49,538	45,952

Transfers from plans of related entities	3,814	643

Total additions	226,829	171,595

DEDUCTIONS:
Distributions to participants or their beneficiaries	64,465	50,143
Transfers to plans of related entities	6,625	412
Administrative expenses	199	198

Total deductions	71,289	50,753

NET INCREASE	155,540	120,842

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	874,828	753,986

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,030,368	$874,828

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the “Company” or “Employer”) with retirement benefits. All employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Effective January 1, 2006, the Plan was amended to allow all participants to elect to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock.

Effective January 1, 2006, the net assets of employees that are participants in the Plan or a plan of a related entity and are transferred between the Company and a related entity will be transferred to the plan sponsored by the entity to which they are moved.

During the year, participants with an account balance in two or more plans of the Company and Sempra Energy or its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $15,000 and $14,000 in 2006 and 2005, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 and $4,000 on a pre-tax basis in 2006 and 2005, respectively (remaining at $5,000 in 2007 with inflation

4

adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not elect to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2006 and 2005 were $10,191,603 and $9,589,331, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 1% of eligible compensation were made for each of 2006 and 2005, respectively. The incentive contributions were made on March 19, 2007 and March 16, 2006, to all employees employed on December 31, 2006 and 2005, respectively. For 2006 and 2005, the contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2006 and 2005, were $1,231,198 and $1,129,866, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that, the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Employee Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the

5

option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who elected to leave their accounts in the Plan.

Payment of Benefits—Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $199,562 and $197,989 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held, through the Master Trust, 9,194,976 and 9,965,805 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $414,258,001 and $369,417,216 and recorded dividend income of $9,860,032 and $10,609,116, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements—Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive

6

contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $7,014 and $4,012 at December 31, 2006 and 2005, respectively.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2006 and 2005, interest rates on loans ranged from 5% to

7

10.5%, in both years, and, as of December 31, 2006, had maturity dates through November 2021. The balance of the Plan’s participant loans of $19,746,540 and $17,761,371 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2006 and 2005, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or a transaction in an individual fund. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 50% and 51%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2006 and 2005, are summarized as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

8

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2006 and 2005:

	2006	2005

Sempra Energy common stock	$515,286	$446,867
T. Rowe Price Equity Index Trust	117,030	104,653
T. Rowe Price Stable Value Fund	60,345	54,618
Personal Strategy Balanced Fund	62,172	50,924
Small-Cap Stock Fund	53,756	48,031

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. In 2005, the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Nonparticipant directed investments—Sempra Energy common stock in the Master Trust	$249,560	$215,206

Changes in assets:
Contributions	$10,191	$9,589
Net appreciation and dividend income	56,060	49,423
Distributions to employees, retirees, or their beneficiaries	(10,584)	(9,469)
Transfers to participant directed investments	(20,942)	(66,595)
Transfers (to) from plans of related entities	(371)	74

Total changes in assets	$34,354	$(16,978)

7.                      SUBSEQUENT EVENTS

Effective February 7, 2007, Fidelity Select International Fund changed its name to Pyramis Select International Equity Commingled Pool Fund.

Effective April 2, 2007, T. Rowe Price Equity Index Trust Fund was replaced by Vanguard Institutional Index Fund.

* * * * * *

9

SUPPLEMENTAL SCHEDULE

10

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5%–10.5%; maturities from January 2007 through November 2021	**	$19,746,540

*                    Party-in-interest to the Plan

**             Cost not required to be presented for participant directed investments

11

Sempra Energy Trading Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006—

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Trading Retirement Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 2007

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

CASH AND CASH EQUIVALENTS	$3	$—

INVESTMENT—Investment in Sempra Energy Savings Master Trust	52,517	38,908

RECEIVABLES:
Dividends	101	87
Employer contributions	522	462

Total receivables	623	549

NET ASSETS AVAILABLE FOR BENEFITS	$53,143	$39,457

See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005

ADDITIONS:
Net investment income—plan interest in Sempra Energy Savings Master Trust investment income	$8,056	$4,452

Contributions:
Employer	2,686	2,191
Participating employees	4,928	4,618

Total contributions	7,614	6,809

Transfers from plans of related entities	185	226

Total additions	15,855	11,487

DEDUCTIONS:
Distributions to participants or their beneficiaries	1,590	1,663
Transfers to plans of related entities	572	—
Administrative expenses	7	7

Total deductions	2,169	1,670

NET INCREASE	13,686	9,817

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	39,457	29,640

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$53,143	$39,457

See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Effective January 1, 2006, the Plan was amended to allow all participants to elect to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock.

Effective January 1, 2006, the net assets of employees that are participants in the Plan or a plan of a related entity and are transferred between the Company and a related entity will be transferred to the plan sponsored by the entity to which they are moved.

During the year, participants with an account balance in two or more plans of the Company and Sempra Energy and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $15,000 and $14,000 in 2006 and 2005, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 and $4,000 on a pre-tax basis in 2006 and 2005, respectively (remaining at $5,000 in 2007, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not elect to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contributions—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan, each pay period, based on the participant’s contributions and years of service as follows:

Less than five years of service	1/3 of participant contributions up to 6% of eligible pay
Five to nine years of service	2/3 of participant contributions up to 6% of eligible pay
Ten years or more of service	100% of participant contributions up to 6% of eligible pay

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document. This additional matching contribution was made for the years ended December 31, 2006 and 2005. The Company’s nonelective matching contributions and additional matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions and additional matching contributions for the years ended December 31, 2006 and 2005 were $2,163,142 and $1,728,827, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2006 and 2005. The incentive contributions were made on March 19, 2007 and March 16, 2006, to all employees employed on December 31, 2006 and 2005, respectively. For 2006 and 2005, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2006 and 2005, were $522,379 and $461,905, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that, the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching into any of the Plan’s designated investments.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits—Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company and Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for investment management services were $6,610 and $6,317 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan, through the Master Trust, held 335,772 and 300,491 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $15,148,652 and $11,278,694, and recorded dividend income of $401,004 and $361,070, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements—Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the

“FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005, respectively.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2006 and 2005, interest rates on loans ranged from 5.0%, in both years, to 9.25% and 8.0%, respectively, and, as of December 31, 2006, had maturity dates through November 2020. The balance of the Plan’s participant loans of $682,581 and $608,442 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 3% and 2%, respectively.

Net assets available for benefits of the Master Trust at December 31, 2006 and 2005, are as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2006 and 2005:

	2006		2005
Sempra Energy common stock	$18,817		$13,474
T. Rowe Price Equity Index Trust	6,036		5,009
T. Rowe Price Small-Cap Stock Fund	4,730		3,838
T. Rowe Price Personal Strategy Balanced Fund	3,955		2,892
Fidelity Select International Fund	4,453		2,873
T. Rowe Price Stable Value Fund	2,462	*	2,445
T. Rowe Price Personal Strategy Growth Fund	3,182		2,430

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2006, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions and any additional matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. In 2005, the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Nonparticipant directed assets—Sempra Energy common stock in the Master Trust	$14,501	$10,210
Changes in assets:
Contributions	$2,155	$1,731
Net appreciation and dividend income	3,092	2,143
Distributions to participants or their beneficiaries	(348)	(498)
Transfers to participant directed investments	(560)	(3,031)
Transfers (to) from plans of related entities	(48)	18
Total changes in assets	$4,291	$363

7.                      SUBSEQUENT EVENTS

Effective January 1, 2007, the following T. Rowe Price funds were added to the Plan fund investment options: Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund, Retirement 2045 Fund, Retirement 2050 Fund, Retirement 2055 Fund and Retirement Income Fund.  These will be classified as the Retirement Funds.

Also effective January 1, 2007, the automatic deferral investment vehicle was changed from the T. Rowe Price Personal Strategy Balanced Fund to the Retirement Funds at T. Rowe Price with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May.  Employees hired after January 1, 2007 will have the option to “opt-out” and employees hired prior to that date will have the option to “opt-in”.

Effective February 7, 2007, Fidelity Select International Fund changed its name to Pyramis Select International Equity Commingled Pool Fund.

Effective April 2, 2007, T. Rowe Price Equity Index Trust Fund was replaced by Vanguard Institutional Index Fund.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5% to 9.25%; maturities from April 2007 through November 2020	**	$682,581

*     Party-in-interest to the Plan

**   Cost not applicable for participant directed investments

Twin Oaks Savings Plan

Financial Statements as of November 30, 2006 (Date of Merger) and December 31, 2005, and for the Period From January 1, 2006 through November 30, 2006 (Date of Merger), and for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

TWIN OAKS SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of November 30, 2006 (Date of Merger) and December 31, 2005

Statements of Changes in Net Assets Available for Benefits for the Period From January 1, 2006 through November 30, 2006 (Date of Merger) and for the Year Ended December 31, 2005

Notes to Financial Statements

NOTE:  All schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Twin Oaks Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Twin Oaks Savings Plan (the “Plan”) as of November 30, 2006 (date of merger) and December 31, 2005, and the related statements of changes in net assets available for benefits for the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005, listed in the table of contents. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2006 (date of merger) and December 31, 2005, and the changes in net assets available for benefits for the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, Twin Oaks Power, LP, the Plan’s sponsor, was sold by the Parent Company to PNM Resources, Inc., and the Plan was merged into the Sempra Energy Savings Plan on November 30, 2006 (date of merger).

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 2007

TWIN OAKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF NOVEMBER 30, 2006 (DATE OF MERGER) AND

DECEMBER 31, 2005

	2006	2005

CASH AND CASH EQUIVALENTS	$—	$34,951

INVESTMENT—Investment in Sempra Energy Savings Master Trust	—	4,127,162

RECEIVABLES:
Dividends	—	7,914
Employer contributions	—	246,980

Total other assets	—	254,894

NET ASSETS AVAILABLE FOR BENEFITS	$—	$4,417,007

See notes to financial statements.

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TWIN OAKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2006 THROUGH NOVEMBER 30, 2006

(DATE OF MERGER), AND FOR THE YEAR ENDED DECEMBER 31, 2005

	2006	2005

ADDITIONS:
Net investment income—Plan interest in Sempra Energy Savings Master Trust investment income	$474,849	$507,940

Contributions:
Employer	182,667	437,042
Participating employees	207,072	545,511

Total contributions	389,739	982,553

Total additions	864,588	1,490,493

DEDUCTIONS:
Distributions to employees, retirees, or their beneficiaries	2,736,030	105,821
Administrative expenses	—	652

Total deductions	2,736,030	106,473

NET (DECREASE) INCREASE IN NET ASSETS BEFORE PLAN MERGER	(1,871,442)	1,384,020

MERGER INTO SEMPRA ENERGY SAVINGS PLAN	(2,545,565)	—

NET (DECREASE) INCREASE IN NET ASSETS	(4,417,007)	1,384,020

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of period	4,417,007	3,032,987

NET ASSETS AVAILABLE FOR BENEFITS—End of period	$—	$4,417,007

See notes to financial statements.

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TWIN OAKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF NOVEMBER 30, 2006 (DATE OF MERGER) AND DECEMBER 31, 2005, AND FOR THE PERIOD FROM JANUARY 1, 2006 THROUGH NOVEMBER 30, 2006 (DATE OF MERGER), AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Twin Oaks Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Merger—On April 19, 2006, Twin Oaks Power, LP, the Plan’s sponsor, was sold by the Parent Company to PNM Resources, Inc., and the Plan was merged into the Sempra Energy Savings Plan on November 30, 2006 (date of merger). As of the date of the merger, participants were 100% vested in their account balances.  All participant accounts not distributed or rolled over to another qualified retirement plan as of November 30, 2006 (date of merger) were merged into the Sempra Energy Savings Plan.

General—The Plan was adopted November 1, 2002, as a defined contribution plan that provided employees of Twin Oaks Power, LP or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Prior to the effective date of the merger, employees were able to participate immediately in the Plan and, after one year in which they completed 1,000 hours of service, received an employer matching contribution. Employees were able to make regular savings investments in common stock of Sempra Energy (“Parent Company”), the parent company of the sponsoring employer, and other optional investments permitted by the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Prior to the effective date of the merger, the Plan allowed all participants to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Prior to the effective date of merger, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Prior to the effective date of the merger, employees transferred between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions—Prior to the effective date of the merger, contributions to the Plan could be made under the following provisions:

Participating Employee Contributions—Prior to the effective date of the merger, pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant was allowed to contribute up to 15% of eligible pay. The IRC limited total individual pre-tax contributions to $15,000 and $14,000 in 2006 and 2005, respectively. Catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional

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$5,000 and $4,000 in 2006 and 2005, respectively (remaining at $5,000 in 2007, with inflation adjustments after that until December 31, 2010). The Plan allowed for automatic enrollment for newly hired employees who either did not elect a specific deferral percentage or did not elect to participate in the Plan. The automatic deferral was an amount equal to 3% of eligible pay and the investment vehicle was the T. Rowe Price Stable Value Fund.

Employer Nonelective Matching Contribution—Prior to the effective date of the merger, after one year of service in which an employee works at least 1,000 hours of service, the Company made contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions were invested in Sempra Energy common stock. Total employer nonelective matching contributions for the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005 were $119,244 and $186,973, respectively.

Discretionary Incentive Contribution—Prior to the effective date of the merger, if established performance goals and targets of the Company were met in accordance with the terms of the incentive match guidelines established each year, the Company made an additional incentive contribution of not less than 3% and not more than 6% of the participant’s eligible pay. Incentive contributions of 3.0% and 5.90% were made for 2006 and 2005, respectively. The incentive contribution for 2006 was made on May 18, 2006, to all employees employed on April 19, 2006. The incentive contribution for 2005 was made on March 16, 2006, to all employees employed on December 31, 2005. The initial incentive contribution for 2004 of $157,925 was made on March 14, 2005, to all employees employed on December 31, 2004. For 2006 and 2005, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contributions. Total discretionary incentive contributions for the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005, were $63,423 and $246,980, respectively. These amounts are reflected in employer contributions on the statement of changes in net assets available for benefits for the period January 1, 2006 through November 30, 2006 (date of merger) and employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005, respectively.

Participant Accounts—Prior to the effective date of the merger, a separate account was established and maintained in the name of each participant and reflected the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants were allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, were allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—Prior to the effective date of the merger, all participant accounts were fully vested and nonforfeitable at all times.

Investment Options—Prior to the effective date of the merger, all investments were held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elected to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

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Payment of Dividends—Prior to the effective date of the merger, cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees were reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elected to leave their accounts in the Plan had the option to receive distributions of cash dividends on the shares of Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who elected to leave their accounts in the Plan.

Payment of Benefits—Prior to the effective date of the merger, upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, received their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 and $5,000 that did not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account were automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically received a lump-sum cash payment.

Related Party Transactions—Prior to the effective date of the merger, certain Plan investments, held through the Master Trust, were shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Prior to the effective date of the merger, certain administrative functions of the Plan were performed by officers or employees of Sempra Energy. No such officer or employee of the Company received compensation from the Plan. Certain administrative expenses were paid directly by the Company, such as legal and accounting fees. All investment expenses were paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $0 and $652 for the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005, respectively.

At November 30, 2006 (date of merger) and December 31, 2005, the Plan held, through the Master Trust, 0 and 29,873 shares of common stock of Sempra Energy, with a cost basis of $0 and $971,440 and recorded dividend income of $23,766 and $39,300, during the period from January 1, 2006 through November 30, 2006 (date of merger), and for the year ended December 31, 2005, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

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The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2005.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Prior to the effective date of the merger, benefits were recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of November 30, 2006 (date of merger) and December 31, 2005.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 12, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

Prior to the effective date of the merger, the Plan permitted participants to borrow against the balances in their individual accounts within the Master Trust. A participant was limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that could be borrowed was $1,000 and the fee charged for processing a loan was paid by the participant who takes out the loan. Participants were allowed to have one loan outstanding. Primary residence loans had a maximum repayment period of 15 years and other loans had a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31 2005, interest rates on loans ranged from 5% to 8.25%, and had maturity dates through February 2011. The balance of the Plan’s participant loans of $0 and $211,001 is included in Investment in Sempra Energy Savings Master Trust on the statement of assets available for benefits as of November 30, 2006 (date of merger) and December 31, 2005, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis

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through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per share calculation, or by transaction in a specific individual fund. As of November 30, 2006 (date of merger) and December 31, 2005, the Plan had 0% and less than a 1% interest, respectively, in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2006 and December 31, 2005, are summarized as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at November 30, 2006 (date of merger) and December 31, 2005:

	2006	2005

Sempra Energy common stock	$—	$1,339
T. Rowe Price Small-Cap Stock Fund	—	592
Real Estate Fund	—	428
T. Rowe Price Personal Strategy Balanced Fund	—	245
T. Rowe Price Stable Value Fund	—	238
Fidelity U.S. Bond Index Fund	—	203
T. Rowe Price Equity Index Trust	—	123

Prior to the effective date of the merger, the Plan, through the Master Trust, invested in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it was reasonably possible that changes in the values of certain investment securities could have occurred in the near term and that such changes could have materially affected the amounts reported in the statements of assets available for plan benefits.

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6.                      NONPARTICIPANT DIRECTED INVESTMENTS

Prior to the effective date of the merger, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments.  In 2005, the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, as of November 30, 2006 (date of merger) and December 31, 2005, were as follows:

	2006	2005

Nonparticipant directed assets—Sempra Energy common stock in the Master Trust	$—	$719,694

Changes in assets:
Contributions	$119,244	$239,105
Net appreciation and dividend income	112,933	148,509
Transfers to participant directed investments	(743,327)	(349,984)
Distributions to employees, retirees, or their beneficiaries	(208,544)	(44,714)

Total changes in assets	$(719,694)	$(7,084)

******

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Mesquite Power, LLC Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

MESQUITE POWER, LLC SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Mesquite Power, LLC Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power, LLC Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
June 29, 2007

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

INVESTMENT—Investment in Sempra Energy Savings Master Trust	$1,514,491	$970,055

RECEIVABLES:
Dividends	2,888	2,369
Employer contribution	124,909	94,423

Total other assets	127,797	96,792

NET ASSETS AVAILABLE FOR BENEFITS	$1,642,288	$1,066,847

See notes to financial statements.

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MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Net investment income—Plan interest in Sempra Energy Savings Master Trust investment income	$205,250	$127,545

Contributions:
Employer	232,659	182,992
Participating employees	194,559	197,895

Total contributions	427,218	380,887

Total additions	632,468	508,432

DEDUCTIONS:
Distributions to participants or their beneficiaries	56,927	55,393
Transfers to plans of related entities	—	49,447
Administrative expenses	100	250

Total deductions	57,027	105,090

NET INCREASE	575,441	403,342

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,066,847	663,505

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,642,288	$1,066,847

See notes to financial statements.

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MESQUITE POWER, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power LLC (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Effective January 1, 2006, the Plan was amended to allow all participants to elect to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock.

Effective January 1, 2006, the net assets of employees that are participants in the Plan or a plan of a related entity and are transferred between the Company and a related entity will be transferred to the plan sponsored by the entity to which they are moved.

During the year, participants with an account balance in two or more plans of the Company and Sempra Energy and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis. The IRC limited total individual pre-tax contributions to $15,000 and $14,000 in 2006 and 2005, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 and $4,000 on a pre-tax basis in years 2006 and 2005, respectively (remaining at $5,000 in 2007 with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment for newly hired employees who either do not elect a specific deferral percentage or do not elect to participate in the Plan. The

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automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle is the T. Rowe Price Stable Value Fund.

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2006 and 2005 were $107,750 and $87,601, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of 0% to 6% of the participant’s eligible pay. Incentive contributions of 5.52% and 5.28% were made for 2006 and 2005, respectively. The incentive contribution for 2006 of $124,909 was made on March 19, 2007, to all employees employed on December 31, 2006. The incentive contribution for 2005 of $94,423 was made on March 16, 2006, to all employees employed on December 31, 2005. For 2006 and 2005, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contributions. Total discretionary incentive contributions for the years ended December 31, 2006 and 2005 were $124,909 and $94,423, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Effective January 1, 2005, participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that, the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Savings Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and the Vanguard Group.

Payment of Dividends—Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the

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option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits—Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee, loan, redemption, and investment management fees. Fees paid by the Plan to the record-keeper for administrative services were $100 and $250 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held, through the Master Trust, 9,696 and 8,249 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $444,721 and $298,123 and recorded dividend income of $11,795 and $29,171, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements—Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

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Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the fair market value of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund which is a stable value fund.  The fund invests principally in guaranteed investment contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2006 and 2005.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 23, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2006 and 2005, the interest rate on loans ranged from 6.25% to 9.25% and 5.50% to 8.00%, respectively, and, as of December 31, 2006, had maturity dates through September 2011. The balance of the Plan’s participant loans of $40,152 and $33,723 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2006 and 2005, respectively.

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5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the “Trustee”), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2006 and 2005, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2006 and 2005, are summarized as follows:

	2006	2005

At fair value:
Sempra Energy common stock	$976,079	$823,644
Mutual funds	595,147	482,168

At estimated fair value:
Common/collective trusts	458,160	381,102

At cost—Participant loans	35,511	32,393

Net assets available for benefits	$2,064,897	$1,719,307

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005

Net appreciation of investments:
Sempra Energy common stock	$200,176	$163,489
Common/collective trusts	56,121	18,456
Mutual funds	36,229	10,931
Dividends	51,388	40,280
Interest	2,193	1,751

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2006 and 2005:

	2006	2005

Sempra Energy common stock	$543	$370
T. Rowe Price Stable Value Fund	332	226
T. Rowe Price Small-Cap Stock Fund	203	152
Real Estate Fund	112	47	*

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2005, but is shown for comparative purposes.

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The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. In 2005, the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments and the significant components of the changes therein, for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005

Nonparticipant directed assets—Sempra Energy common stock in the Master Trust	$380,012	$244,751

Changes in assets:
Contributions	$107,750	$112,220
Net appreciation and dividend income	80,717	41,624
Distributions to participants or their beneficiaries	(12,936)	(19,102)
Transfers to participant directed investments	(40,270)	(55,411)
Transfers to plans of related parties	—	(5,973)

Total changes in assets	$135,261	$73,358

7.                      SUBSEQUENT EVENTS

Effective January 1, 2007, the following T. Rowe Price funds were added to the Plan fund investment options: Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund, Retirement 2045 Fund, Retirement 2050 Fund, Retirement 2055 Fund, and Retirement Income Fund.  These will be classified as the Retirement Funds.

Also effective January 1, 2007, the automatic deferral investment vehicle was changed from the T. Rowe Price Stable Value Fund to the Retirement Funds at T. Rowe Price with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May.  Employees hired after January 1, 2007 have the option to “opt-out” and employees hired prior to that date have the option to “opt-in”.

Effective February 7, 2007, Fidelity Select International Fund changed its name to Pyramis Select International Equity Commingled Pool Fund.

Effective April 2, 2007, T. Rowe Price Equity Index Trust Fund was replaced by Vanguard Institutional Index Fund.

******

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SUPPLEMENTAL SCHEDULE

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MESQUITE POWER, LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rate of 6.25% to 9.25%; maturities from January 2009 through September 2011	**	$40,152

*                    Party-in-interest to the Plan

**             Cost not required to be presented for participant directed investments

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

TWIN OAKS SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

MESQUITE POWER, LLC SAVINGS PLAN
(Full title of the Plan)

Date: June 29, 2007	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy